UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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02017463

FEB 28 2002
WASH, D.C. 365

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Ivy Fund
Exact name of registrant as specified in charter

0000052858
Registrant CIK Number

01/01/01 - 12/31/01 NSAR-B
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

811-1028
SEC file number, if available

Name of Person Filing the Document
(If other than the Registrant)

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boca Raton, State of Florida, ~~19~~ 2001.

Ivy Fund
(Registrant)

By: Beverly Yanowitch/Treasurer
(Name and Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________, 19____, that the information set forth in this statement is true and complete.

By: ____________________
(Name)

____
(Title)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
200 East Las Olas Boulevard
Suite 1700
Ft. Lauderdale FL 33301
Telephone (954) 764 7111
Facsimile (954) 525 4453

Report of Independent Certified Public Accountants

To the Board of Trustees and Shareholders
of Ivy Fund

In planning and performing our audit of the financial statements of Ivy Fund (the "Fund") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, not to provide assurance on internal control.

The management of the Fund is responsible for establishing and maintaining internal control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. Generally, controls that are relevant to an audit pertain to the entity's objective of preparing financial statements for external purposes that are fairly presented in conformity with generally accepted accounting principles. Those controls include the safeguarding of assets against unauthorized acquisition, use or disposition.

Because of inherent limitations in internal control, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operation, including controls for safeguarding securities, that we consider to be material weaknesses as defined above as of December 31, 2001.

This report is intended solely for the information and use of the Board of Trustees, management and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 8, 2002